SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          CURRENT TECHOLOGY CORPORATION
                                (Name of Issuer)

                   COMMON STOCK, no par value $0.001 per share
                         (Title of Class of Securities)

                                   23130E 10 4
                                 (CUSIP Number)

                                 Mark Rosenbloom
                                 52 Morgan Drive
                          Old Westbury, New York 11568
                                  516-570-2002
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 9, 2004
            (Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. |_|


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mark Rosenbloom
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  |_|
     Not applicable                                    (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    SOLE VOTING POWER

     3,430,900
--------------------------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,430,900
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,430,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.99%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") issued by Current Technology Corporation, a British Columbia corporation (the "Issuer"), whose principal executive offices are located at Suite 530, 800 West Pender Street, Vancouver, B.C. Canada V6C 2V6.


ITEM 2. Identity and Background.

     This statement is filed by Mark Rosenbloom, whose address is 52 Morgan Drive, Old Westbury, New York 11568. The Reporting Person is an attorney and businessman whose business address is 33 South Service Road, Jericho, New York 11793.

     The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. Source and Amount of Funds or Other Considerations.

     The source of funds is Reporting Person's personal funds and the amount of funds is $400,000.


ITEM 4. Purpose of Transaction

     The purpose of the transaction was for investment. The Reporting Person holds "cashless" exercise warrants for up to an additional 1, 000,000 shares of the Issuers common stock.


ITEM 5. Interest in Securities of the Issuer.

     As of the date of the Reporting Event, the Reporting Person beneficially owned 3,430,900 shares of the Issuer's stock, comprising approximately 5.99% of the shares common stock outstanding. The percentage used herein was calculated based upon the 57,284,507 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of the date of the Reporting Event. The Reporting Person has sole voting and dispositive powers with respect to 3,430,900 shares of Common Stock which he owns. The Reporting Person did not effect other transactions in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As of June 15,2004, the Reporting Person entered into a Stock Purchase Agreement and Subscription Agreement with Issuer pursuant to which Reporting Person purchased 2,000,000 Units of Issuers Common Stock each Unit consisting of one share of Common Stock, one class A cashless exercise Stock Purchase Warrant and one class B stock purchase Warrant at an exercise price of $.20 (20 cents) per share, which Warrants were subsequently modified to reduce the exercise price to $.15 (15 cents) per share.


ITEM 7. Material to be Filed as Exhibits.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 25, 2004


/s/ Mark Rosenbloom
---------------------------
Mark Rosenbloom